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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003
                                            ---------

                       Commission File Number: 333-100069
                                               ----------

                                NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X             Form 40-F
                            -------                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No    X
                      ------                    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-  N.A.
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                               Page 1 of 5 Pages
                  The index of exhibits may be found at Page 2

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                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Signature                                                                 Page 3
Press Release Regarding Agreement with
 Affiliates of The News Corporation                         Exhibit 99.1, Page 4
 dated July 4, 2003

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NETEASE.COM, INC.


                                     By:   /s/ Ted Sun
                                           --------------------------------
                                           Name:  Mr. Ted Sun
                                           Title: Acting Chief Executive Officer
                                                  and Director

Date: July 4, 2003

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                                                                    Exhibit 99.1

                                                                   Press Release
--------------------------------------------------------------------------------


Contact for Media and Investors:
Ms. Olive Wang
NetEase.com, Inc.
owang@corp.netease.com
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8610-8518-0163, ext. 8338

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
------------------------
(+8610) 6443-6488 x.357

          NetEase.com Enters into Agreement With Affiliates of The News Corporation Limited for Purchase of Shares and Other Transactions

(Beijing, July 4, 2003) - NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced that it has entered into an agreement with affiliates of The News Corporation Limited, whereby NetEase will pay a net aggregate amount of approximately US$4.6 million for the 27,142,000 ordinary shares of NetEase held by one affiliate and the right of The News Corporation Limited and its affiliates to a certain amount of advertising on the NetEase Web sites which had been granted under a strategic cooperation agreement between the parties will be waived. These ordinary shares are the remaining shares The News Corporation Limited still holds from its investment in NetEase prior to NetEase's initial public offering.

In accordance with the agreement, NetEase will also be able to use US$2 million worth of advertising on Asian television properties of The News Corporation at no additional cost until March 28, 2004 or such other date as the parties agree. Upon the closing of these transactions, the strategic cooperation agreement between NetEase and such affiliates of The News Corporation Limited will be terminated, except for the above-mentioned right by NetEase to advertise on The News Corporation Limited's Asian television properties.

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About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites offer a variety of products and services, including Instant Messaging (Popo), Dating, Love, Alumni and Personal Home Page. These products and services enable users to communicate about interests and areas of expertise. The sites also offer online interactive community services through community forums.


NetEase also offers short-messaging services, online multi-player games and e-mail services, as well as online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

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